Filed Pursuant to Rule 433
Registration No. 333-276616

Term Sheet

May 11, 2026

Issuer:	Toyota Motor Credit Corporation
Security:	Fixed Rate Medium-Term Notes, Series B
Title:	4.550% Medium-Term Notes, Series B due May 14, 2031
Issuer Senior Long-Term Debt Ratings:	Moody’s Investors Service, Inc.: A1 (stable outlook)
S&P Global Ratings: A+ (stable outlook)
Fitch Ratings: A+ (stable outlook)
CUSIP/ISIN:	89236TQB4 / US89236TQB43
Trade Date:	May 11, 2026
Original Issue Date:	May 14, 2026 (T+3)
Stated Maturity Date:	May 14, 2031
Principal Amount:	$800,000,000
Benchmark Treasury:	UST 3.875% due April 30, 2031
Treasury Yield:	4.066%
Spread to Treasury:	+53 basis points
Price to Public:	99.797%
Underwriting Discount:	0.350%
Net Proceeds to Issuer:	99.447% / $795,576,000
Coupon:	4.550% per annum
Yield:	4.596%
Interest Payment Frequency:	Semi-annual
Interest Payment Dates:	Each May 14 and November 14, beginning on November 14, 2026 and ending on the maturity date
Day Count Convention:	30/360
Business Day Convention:	Following, unadjusted
Business Days:	New York
Calculation Agent:	Deutsche Bank Trust Company Americas
Optional Make-Whole Redemption:

T+10 basis points

The Issuer may redeem the notes at its option before the Stated Maturity Date, in whole or in part, at any time, and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed discounted to the applicable date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 10 basis points less (b) interest accrued to the redemption date; and (2) 100% of the principal amount of the notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

“Treasury Rate” means, with respect to any redemption date, the yield determined by the Issuer in accordance with the following two paragraphs.

The Treasury Rate shall be determined by the Issuer after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third Business Day preceding the applicable redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily) – H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading) (“H.15 TCM”).  In determining the Treasury Rate, the Issuer shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the Stated Maturity Date of the notes (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the Stated Maturity Date of the notes on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the applicable redemption date.

If on the third Business Day preceding the applicable redemption date H.15 TCM is no longer published, the Issuer shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second Business Day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the Stated Maturity Date of the notes, as applicable.  If there is no United States Treasury security maturing on the Stated Maturity Date of the notes but there are two or more United States Treasury securities with a maturity date equally distant from the Stated Maturity Date of the notes, one with a maturity date preceding the Stated Maturity Date of the notes and one with a maturity date following the Stated Maturity Date of the notes, the Issuer shall select the United States Treasury security with a maturity date preceding the Stated Maturity Date of the notes.  If there are two or more United States Treasury securities maturing on the Stated Maturity Date of the notes or two or more United States Treasury securities meeting the criteria of the preceding sentence, the Issuer shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time.  In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

The Issuer’s actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

Notice of any redemption will be mailed or electronically delivered (or otherwise transmitted in accordance with the depositary’s procedures) at least 10 days but not more than 60 days before the applicable redemption date to each holder of notes to be redeemed.

In the case of a partial redemption, selection of the notes for redemption will be made pro rata, by lot or by such other method as the Trustee in its sole discretion deems appropriate and fair.  No notes of a principal amount of $2,000 or less will be redeemed in part.  If any note is to be redeemed in part only, the notice of redemption that relates to the note will state the portion of the principal amount of the note to be redeemed.  A new note in a principal amount equal to the unredeemed portion of the note will be issued in the name of the holder of the note upon surrender for cancellation of the original note. For so long as the notes are held by DTC (or another depositary), the redemption of the notes shall be done in accordance with the policies and procedures of the depositary.

Unless the Issuer defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.

Governing Law: Minimum Denominations:	New York $2,000 and $1,000 increments thereafter
Joint Book-Running Managers:	Citigroup Global Markets Inc. RBC Capital Markets, LLC Santander US Capital Markets LLC SG Americas Securities, LLC SMBC Nikko Securities America, Inc.
Co-Managers:	Banco Bradesco BBI S.A. BBVA Securities Inc. Intesa Sanpaolo IMI Securities Corp. UniCredit Capital Markets LLC Cabrera Capital Markets LLC Drexel Hamilton, LLC
DTC Number:	#413
Concurrent Offering:	Concurrently with this offering of the notes, the Issuer is also offering by means of separate term sheets: (i) $400,000,000 aggregate principal amount of Floating Rate Medium-Term Notes, Series B due May 12, 2028 and (ii) $800,000,000 aggregate principal amount of 4.250% Medium-Term Notes, Series B due May 12, 2028 (collectively, the “Other Notes”). This term sheet does not constitute an offer to sell, or the solicitation of an offer to buy, any of the Other Notes. Any offering of the Other Notes may be made only by means of a prospectus and related prospectus supplement.

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to withdrawal at any time.

This term sheet supplements the prospectus supplement dated January 22, 2024 and the related prospectus dated January 19, 2024; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the prospectus supplement and the related prospectus.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the related prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, RBC Capital Markets, LLC toll-free at 1-866-375-6829, Santander US Capital Markets LLC toll-free at 1-855-403-3636, SG Americas Securities, LLC toll-free at 1-855-881-2108 and SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856.

Selling Restrictions

Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the “FIEA.” The Notes may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

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